<u>Mail Stop 3561</u>

July 1, 2009

Kevin Brogan, President
InnerLight Holdings, Inc.
867 East 2260 South
Provo, Utah 84606

    RE: **InnerLight Holdings, Inc. ("the company")**
         Amendment No. 9 to Registration Statement on
         Form S-1
         Filed June 22, 2009
         File No. 333-152430

Dear Mr. Brogan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis</u>

<u>Results of Operations</u>

<u>Comparison of the three months ended March 31, 2009 and 2008, page 22</u>

1. Please discuss the reasons for the decrease in the size orders and frequency of orders, that resulted in lower sales. In addition, clarify whether you expect this trend to continue and if so, discuss here and in the overview that potential impact upon your business. Also, consider adding a risk factor.

Security Ownership of Certain Beneficial Owners and Management, page 26

2. We note that Mr. Currivan, is listed as the "control person" for Chilesha Holdings Corp. Please provide us supplementally with a list of officers and directors, shareholders (including their ownership amount and percentage), and control persons for Chilesha both at the time of the stock purchase on March 4, 2008 and at present.

Certain Relationships and Related Transactions, page 27

3. Please refer to Note 6 to the financial statements, "Related Party Transactions" on page 44, the first and second paragraphs thereof, and include the disclosure under this heading.

4. Further in this regard, please explain the business reasons why the company paid off the $1,000,000 to the president on May 7, 2008, and then the following day, May 8, 2008, the president entered into a $1,000,000 loan to InnerLight Worldwide, Inc. a wholly-owned subsidiary of the company. It is unclear why the company was required to repay the purchase price to Mr. Brogan. If this amount was the repayment of a loan provide clear disclosure. We may have further comments.

Financial Statements for the Year Ended December 31, 2008

Notes to Consolidated Financial Statements
3. Business Combinations – Innerlight Holdings, Inc., F-9

5. Please revise your disclosure to provide a thorough discussion of the primary reasons for the business combination and the factors you considered in determining the purchase price of the acquisition. Please refer to the guidance in paragraph 805-10-50 of the FASB Accounting Standards Codification.

8. Related Party Transactions – Innerlight Holdings, Inc., F-11

6. It appears from your disclosure that in exchange for services required to complete the acquisition of Innerlight, Inc. you granted two shareholders a ten year royalty agreement. Please provide a detailed discussion of how you accounted for these services as it relates to the acquisition and cite the specific authoritative literature you utilized to support your accounting treatment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Blaise Rhodes at (202) 551- 3774 or Angela Halac, accounting reviewer, at (202) 551-3398 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Via fax to Heber Maughan
(801) 655-0621